Exhibit 99.1

NEWS RELEASE

Lorus Therapeutics Publishes Study Demonstrating LOR-2040 Improves
Anticancer Effects of Interferon in Kidney Cancer

TORONTO, CANADA, JANUARY 28, 2009 - Lorus Therapeutics Inc. (TSX: LOR) (“Lorus” or the “Corporation”), a biopharmaceutical company specializing in the research and development of pharmaceutical products and technologies for the management of cancer, today announced the publication of a new preclinical study for its lead drug LOR-2040, formerly known as GTI-2040.

The article entitled “GTI-2040 Displays Cooperative Anti-Tumor Activity when Combined with Interferon alpha against Human Renal Carcinoma Xenografts” was published in the International Journal of Oncology (2009, Vol. 34: 33-42) and is available online through PubMed (http://www.ncbi.nlm.nih.gov/PubMed/).

In the article, the effect of the combination of LOR-2040 and interferon alpha against renal (kidney) cell carcinoma was investigated in preclinical studies.  The study showed that LOR-2040 significantly improved the antitumor activity of interferon alpha against renal cancer compared to interferon alpha alone in animal models.   The results support the potential use of LOR-2040 and interferon alpha as a combination therapy for treatment of renal cell carcinoma, which is the most common form of kidney cancer.

Interferon alpha is frequently used for treatment of renal cell cancer, either alone or in combination with other anticancer agents.  LOR-2040 has demonstrated potent anticancer activity against renal cell cancer and other tumor types in preclinical studies, with low toxicity.  The studies in the article show that the combined antiproliferative effects of LOR-2040 and interferon alpha act cooperatively to produce an increased activity against renal cell carcinoma.

“Renal cell carcinoma is a difficult cancer to treat, and there are a limited number of effective therapies, so there is an urgent need for therapies that improve the standard of care for this disease”, said Dr. Aiping Young, Lorus’ President and CEO. “Our ongoing study program with LOR-2040 has shown us that this drug appears to have a favorable safety profile when used in combination in a range of cancer types.  These latest results expand the potential of LOR-2040 to include renal cell carcinoma, in combination with interferon”.

About LOR-2040
LOR-2040 is an RNA-targeted drug that specifically targets the R2 component of ribonucleotide reductase, which is required for DNA synthesis and cell proliferation. Through downregulation of R2, LOR-2040 has demonstrated strong antitumor and antimetastatic activity in a variety of tumor types in both in vitro and in vivo models and is under study in a multiple Phase I/II clinical program, including an advanced Phase II clinical trial with LOR-2040 and high dose Ara-C (HiDAC) in refractory and relapsed Acute Myeloid Leukemia (AML). The R2 target has been described as a malignant determinant that is elevated in a wide range of tumor types, which can cooperate with a variety of cellular cancer causing genes known as oncogenes to enhance tumor growth and metastatic potential.

About Lorus
Lorus is a biopharmaceutical company focused on the research and development of novel therapeutics in cancer. Lorus’ goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination with other drugs, to successfully manage cancer. Through its own discovery efforts and an acquisition and in-licensing program, Lorus is building a portfolio of promising anticancer drugs.  Lorus Therapeutics Inc. is listed on the Toronto Stock Exchange under the symbol LOR.

Forward Looking Statements
This press release may contain forward-looking statements within the meaning of Canadian and U.S. securities laws. Such statements include, but are not limited to, statements relating to: our research program plans, our plans to conduct clinical trials, the successful and timely completion of clinical studies and the regulatory approval process, our ability to fund future research, our plans to obtain partners to assist in the further development of our product candidates, the establishment of corporate alliances, the Company’s plans, objectives, expectations and intentions and other statements including words such as “continue”, “believe”, “plan”, “expect”, “intend”, “will”, “should”, “may”, and other similar expressions. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including, among others: our ability to continue as a going concern, our ability to repay or refinance the convertible debentures by October 2009; our ability to obtain the capital required for research and operations, the inherent risks in early stage drug development including demonstrating efficacy, development time/cost and the regulatory approval process; the progress of our clinical trials; our ability to find and enter into agreements with potential partners; our ability to attract and retain key personnel; changing market conditions; and other risks detailed from time-to-time in our ongoing quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the United States Securities and Exchange Commission.

Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled “Risk Factors” in our Annual Information Form underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this press release and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

Lorus Therapeutics Inc.’s recent press releases are available through the Company’s website at www.lorusthera.com. For Lorus' regulatory filings on SEDAR, please go to www.Sedar.com.  For SEDAR filings prior to July 10, 2007 you will find these under the company profile for Global Summit Real Estate Inc. (Old Lorus).

Enquiries:
For further information, please contact:

Lorus Therapeutics Inc.
Dr. Saeid Babaei, 416-798-1200 ext. 490; ir@lorusthera.com